UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 January 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces total voting rights for December 2011. (03 January 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 January 2012)

Announcement Mr Wright, a PDMR, informs the Company of his beneficial interests. (03 January 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 January 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 January 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 January 2012)

Announcement Mr Menezes, a PDMR, informs the Company of his beneficial interests. (04 January 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 January 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 January 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 January 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 January 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 January 2012)

Announcement Company announces revised segmental reporting for prior reporting periods. (10 January 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 January 2012)

Announcement Company announces acquisition of Meta Abo Brewery, Ethiopia. (10 January 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 January 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 January 2012)

Announcement Company announces total voting rights for January 2012. (31 January 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 January 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 10 February 2012	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	10:47 03-Jan-2012
Number	21045-76C4

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

With reference to Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,039,285 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 253,871,995 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,500,167,290 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

3 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:51 03-Jan-2012
Number	21449-3624

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 30 December 2011 that the following person discharging managerial responsibilities ("PDMR") had received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") on 19 December 2011 upon the exercise of an option under the Diageo UK Sharesave Scheme 2000, as follows:

Name of PDMR	Grant Date	Option Price	No. of Ordinary Shares

I Wright	13 October 2006	£7.45	439

As a result of this transaction, the interests of Mr Wright in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 32,280.

J Nicholls

Deputy Company Secretary

3 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:53 04-Jan-2012
Number	21250-63EB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc – Transaction in Own Shares

Diageo plc (the “Company”) announces that today, it released from treasury 20,725 ordinary shares of 28 101/108 pence each (“Ordinary Shares”), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,851,270 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,188,015.

John Nicholls

Deputy Company Secretary

4 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:25 04-Jan-2012
Number	21424-1D81

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 3 January 2012 that Ivan Menezes, had on 30 December 2011, transferred 17,406 American Depository Shares in the Company ("ADSs")* from his own holding to the Shibani M Menezes 2011 Irrevocable Family Trust (Shibani Menezes being Mr Menezes's spouse).

As a result of the above transaction the interests of Mr Menezes in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain at 429,653 (of which 336,656 are held as ADS).

J Nicholls

Deputy Company Secretary

4 January 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:48 06-Jan-2012
Number	21548-A7DB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 104,302 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,746,968 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,294,867.

John Nicholls

Deputy Company Secretary

6 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:22 09-Jan-2012
Number	21422-B7C2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 28,944 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,718,024 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,323,811.

John Nicholls

Deputy Company Secretary

9 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Revised segmental information
Released	07:00 10-Jan-2012
Number	2541V07

RNS Number : 2541V

Diageo PLC

10 January 2012

Revised segmental information for prior reporting periods

On 25 May 2011 Diageo announced changes to its reporting regional structure.  From 1 July 2011 two autonomous regions, Diageo Latin America and Caribbean and Diageo Africa, replaced the International region.  The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place.  The Middle East business has become part of Asia Pacific.

As a result of this change Diageo now reports the following operating segments externally:

•	North America
•	Europe
•	Africa
•	Latin America and Caribbean
•	Asia Pacific
•	Corporate

In addition, for the year ending 30 June 2012, changes have been made to the allocation of specific corporate items better reflecting the geographic segments for which they are in respect of.

As a consequence of these changes the figures for the operating segments for prior periods have been restated.

Revised segmental information for the years ended 30 June 2011 and 2010 and the six month period ended 31 December 2010 are provided below.

In addition, organic growth percentages by segment have been restated for the year ended 30 June 2011.

Volume

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported units million	Analysis of International units million	Restated units million	As reported units million	Analysis of International units million	Restated units million
North America	51.6	0.7	52.3	51.8	0.7	52.5
Europe	38.5	2.0	40.5	39.2	2.1	41.3
International	44.3	(44.3)	-	40.3	(40.3)	-
Africa	-	23.1	23.1	-	21.1	21.1
Latin America and Caribbean	-	15.7	15.7	-	14.1	14.1
Asia Pacific	13.1	2.8	15.9	12.1	2.3	14.4
	147.5	-	147.5	143.4	-	143.4

	Six months ended 31 December 2010
	As reported units million	Analysis of International units million	Restated units million
North America	28.0	0.3	28.3
Europe	21.5	1.0	22.5
International	22.7	(22.7)	-
Africa	-	11.7	11.7
Latin America and Caribbean	-	8.3	8.3
Asia Pacific	6.8	1.4	8.2
	79.0	-	79.0

Sales

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported £ million	Analysis of International £ million	Restated £ million	As reported £ million	Analysis of International £ million	Restated £ million
North America	3,853	42	3,895	3,853	34	3,887
Europe	4,190	89	4,279	4,371	89	4,460
International	3,384	(3,384)	-	3,222	(3,222)	-
Africa	-	1,764	1,764	-	1,582	1,582
Latin America and Caribbean	-	1,293	1,293	-	1,364	1,364
Asia Pacific	1,735	196	1,931	1,442	153	1,595
Corporate	70	-	70	70	-	70
	13,232	-	13,232	12,958	-	12,958

	Six months ended 31 December 2010
	As reported £ million	Analysis of International £ million	Restated £ million
North America	2,094	20	2,114
Europe	2,312	45	2,357
International	1,773	(1,773)	-
Africa	-	907	907
Latin America and Caribbean	-	708	708
Asia Pacific	915	93	1,008
Corporate	38	-	38
	7,132	-	7,132

Net sales

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported £ million	Analysis of International £ million	Restated £ million	As reported £ million	Analysis of International £ million	Restated £ million
North America	3,324	42	3,366	3,306	34	3,340
Europe	2,614	89	2,703	2,759	89	2,848
International	2,747	(2,747)	-	2,627	(2,627)	-
Africa	-	1,357	1,357	-	1,228	1,228
Latin America and Caribbean	-	1,063	1,063	-	1,123	1,123
Asia Pacific	1,181	196	1,377	1,018	153	1,171
Corporate	70	-	70	70	-	70
	9,936	-	9,936	9,780	-	9,780

	Six months ended 31 December 2010
	As reported £ million	Analysis of International £ million	Restated £ million
North America	1,807	20	1,827
Europe	1,444	45	1,489
International	1,415	(1,415)	-
Africa	-	689	689
Latin America and Caribbean	-	568	568
Asia Pacific	616	93	709
Corporate	38	-	38
	5,320	-	5,320

Marketing spend

	Year ended 30 June 2011			Year ended 30 June 2010
	As reported £ million	Analysis of International £ million	Restated £ million	As reported £ million	Analysis of International £ million	Restated £ million
North America	502	6	508	472	4	476
Europe	390	13	403	412	10	422
International	368	(368)	-	302	(302)	-
Africa	-	140	140	-	119	119
Latin America and Caribbean	-	184	184	-	151	151
Asia Pacific	278	25	303	233	18	251
	1,538	-	1,538	1,419	-	1,419

	Six months ended 31 December 2010
	As reported £ million	Analysis of International £ million	Restated £ million
North America	268	2	270
Europe	225	5	230
International	177	(177)	-
Africa	-	73	73
Latin America and Caribbean	-	84	84
Asia Pacific	143	13	156
	813	-	813

Operating profit before exceptional items

	Year ended 30 June 2011				Year ended 30 June 2010
	As reported £ million	Analysis of International £ million	Corporate costs £ million	Restated £ million	As reported £ million	Analysis of International £ million	Corporate costs £ million	Restated £ million
North America	1,255	17	3	1,275	1,170	13	1	1,184
Europe	778	28	(10)	796	859	30	(8)	881
International	804	(804)	-	-	771	(771)	-	-
Africa	-	330	3	333	-	304	(3)	301
Latin America and Caribbean	-	336	(18)	318	-	355	(19)	336
Asia Pacific	208	93	(2)	299	176	69	(5)	240
Corporate	(161)	-	24	(137)	(225)	-	34	(191)
	2,884	-	-	2,884	2,751	-	-	2,751

	Six months ended 31 December 2010
	As reported £ million	Analysis of International £ million	Corporate costs £ million	Restated £ million
North America	723	9	3	735
Europe	471	15	(2)	484
International	468	(468)	-	-
Africa	-	174	2	176
Latin America and Caribbean	-	227	(9)	218
Asia Pacific	129	43	(2)	170
Corporate	(64)	-	8	(56)
	1,727	-	-	1,727

Organic growth for the year ended 30 June 2011

	Volume		Sales		Net sales
Increase/(decrease)	As reported	Restated	As reported	Restated	As reported	Restated
	%	%	%	%	%	%
North America	-	-	2	3	3	3
Europe	(2)	(2)	(3)	(3)	(3)	(3)
International	9	n/a	14	n/a	13	n/a
Africa	n/a	7	n/a	11	n/a	10
Latin America and Caribbean	n/a	12	n/a	18	n/a	17
Asia Pacific	9	10	13	13	9	11
Total	3	3	5	5	5	5

	Marketing spend		Operating profit*
Increase/(decrease)	As reported	Restated	As reported	Restated
	%	%	%	%
North America	7	8	8	9
Europe	(4)	(3)	(7)	(8)
International	23	n/a	19	n/a
Africa	n/a	15	n/a	18
Latin America and Caribbean	n/a	27	n/a	22
Asia Pacific	13	15	13	20
Total	8	8	5	5

* Operating profit before exceptional items

Net sales are after deducting excise duties.  See the company's annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC) for an explanation of organic movement calculations and further definitions, disclosures and information.

Contacts
Investor enquiries to:	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528
	Kirsty King	+44 (0) 20 8978 6855
media.comms@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not related only to historical or current facts.  In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.  All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.  The reader should, however, consult any additional disclosures that Diageo may make in any document it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.  Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo acquisition of Meta Abo Brewery, Ethiopia
Released	07:30 10-Jan-2012
Number	2495V07

RNS Number : 2495V

Diageo PLC

10 January 2012

10 JANUARY 2012

Diageo concludes acquisition of the Meta Abo Brewery company in Ethiopia

Diageo plc has completed the acquisition of Meta Abo Brewery Share Company SC ('Meta Brewery') with the purchase of the entire share capital for a consideration of USD225 million, subject to customary post completion adjustments.

Meta Brewery is the second largest beer company in Ethiopia with a volume share of approximately 15%. From its brewery near the Ethiopian capital Addis Ababa, it produces and distributes its flagship national lager brands Meta and Meta Premium. The acquisition will give Diageo direct access to the Ethiopian beer market and will complement Diageo's existing premium spirits business in the country.

Nick Blazquez, President, Diageo Africa, said:

"Gaining access to this exciting beer market is part of our strategy of participating at scale in beer and spirits in growth markets in Africa, and I am delighted that we are able to announce the completion of this acquisition. Meta is a strong national brand that has great heritage in Ethiopia. We will invest behind the sustainable growth of the brand, the business and the wider communities in Ethiopia.

"Over the past five years, Diageo has invested more than GBP 1 billion in building its businesses in Africa, and we will continue to look at opportunities to expand our footprint, grow our brands and secure strong routes to market."

Investor enquiries

Sarah Paul	+44 (0)20 8978 4326

Media enquiries

James Crampton	+44 (0)7803 856 452
Lisa Crane	+44 (0)20 8978 4771
Kirsty King	+44 (0)20 8978 6855

Notes to editors

Diageo currently distributes its premium spirits brands in Ethiopia through third party distributor arrangements. Its principle brands include Johnnie Walker Scotch whisky, Smirnoff vodka and White Horse Scotch whisky.

The beer market in Ethiopia is estimated to grow at more than 10% per annum to 2015, driven by strong GDP growth and increased disposable incomes (source: Access Capital, 2011).

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:28 10-Jan-2012
Number	21528-E2C3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 January 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 January 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	13

D Mahlan	13

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 January 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	13

D Gosnell	13

J Grover	13

A Morgan	13

G Williams	13

I Wright	13

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £14.23.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 January 2012 from Dr FB Humer, a director of the Company, that he had purchased 582 Ordinary Shares on 10 January 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £14.23.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	37,468

PS Walsh	691,519

D Mahlan	94,690 (of which 94,407 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,761

D Gosnell	79,735

J Grover	154,879

A Morgan	150,767

G Williams	198,829 (of which 6,376 are held as ADS)

I Wright	32,293

J Nicholls

Deputy Company Secretary

10 January 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:02 11-Jan-2012
Number	21602-EE4B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 15,209 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,702,815 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,339,020.

John Nicholls

Deputy Company Secretary

11 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:37 13-Jan-2012
Number	21435-F91A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 58,293 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,644,522 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,397,313.

John Nicholls

Deputy Company Secretary

13 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:04 16-Jan-2012
Number	21404-1A9A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 31,972 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,612,550 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,429,285.

John Nicholls

Deputy Company Secretary

16 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 18-Jan-2012
Number	21456-DD5A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,991 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,610,559 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,431,276.

John Nicholls

Deputy Company Secretary

18 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:51 20-Jan-2012
Number	21448-39BF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,149 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,606,410 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,439,345.

John Nicholls

Deputy Company Secretary

20 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:55 23-Jan-2012
Number	21455-B29C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 26,172 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,580,238 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,465,517.

John Nicholls

Deputy Company Secretary

23 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:12 25-Jan-2012
Number	21512-5687

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 30,493 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,549,745 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,496,010.

John Nicholls

Deputy Company Secretary

25 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:22 27-Jan-2012
Number	21421-BB7E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 34,076 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,515,669 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,530,086.

John Nicholls

Deputy Company Secretary

27 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:40 30-Jan-2012
Number	21539-C9BF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 75,973 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,439,696 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,606,059.

John Nicholls

Deputy Company Secretary

30 January 2012

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:40 31-Jan-2012
Number	21440-DC25

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,045,755 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 253,439,696 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,500,606,059 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 January 2012